Fulbright Tower • 1301 McKinney, Suite 5100 • Houston, Texas 77010-3095 Main: 713 651 5151 • Facsimile: 713 651 5246

June 28, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Offshore Group Investment Limited

Registration Statement on Form S-4

Filed May 1, 2013

File No. 333-188263

Ladies and Gentlemen:

By letter dated May 28, 2013, Offshore Group Investment Limited (the “Company”) received the comments (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the above listed filing of the Company. On behalf of the Company and in response to the Comment Letter, we submit the following responses in conjunction with the filing of Amendment No. 1 to the Company’s Registration Statement on Form S-4 (File No. 333-188263) (“Amendment No. 1”). The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.

Registration Statement on Form S-4 Filed May 1, 2013

General

1.	We note that you are registering the exchange of 7.125% Senior Secured First Lien Notes due 2023 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: The Company has submitted a separate letter with Amendment No. 1 containing the required confirmations and representations.

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis

Munich • New York • Pittsburgh-Southpointe • Riyadh • San Antonio • St. Louis • Washington DC

www.fulbright.com

Securities and Exchange Commission

June 28, 2013

Exhibit 99.1

2.	Your disclosure, such as appears in romanette (i) in the last paragraph on page 3, suggests that your affiliates may participate in this exchange offer. Any participation by your affiliates in this offering does not appear to be consistent with the no-action letters on which you intend to rely. Therefore, please explain to us the basis for your reliance on the prior no-action letters, which you cite at page 6 of the prospectus and elsewhere. Otherwise, if no affiliates may participate in the exchange, please revise your disclosure in this document and elsewhere, as appropriate, to remove any suggestion to the contrary. Please see comment 8 from our letter to you dated December 17, 2012.

Response: The Company has revised Exhibit 99.1 to remove any suggestion that affiliates of the Company may participate in the exchange offer. See page 3 of Exhibit 99.1 of Amendment No. 1.

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If any member of the staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5128 or Joshua P. Agrons of this firm at (713) 651-5529.

Very truly yours,

/s/ Martin F. Doublesin

Martin F. Doublesin